SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: January 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	DIS_ten_percent.doc

Press Release

Adecco having secured more than 39% in DIS AG post crossing hurdle of 10% in additional stake in DIS

Chéserex, Switzerland – January 26, 2006: Following Adecco’s agreement with the Paulmann family to acquire all of their shares – equivalent to approximately 29% – in German listed DIS’ share capital at a price of EUR 54.50 per share in cash, and the announcement on January 20, 2006 to have obtained additional 5% in the open market, Adecco has further purchased shares crossing now the hurdle of 10%. Accordingly, Adecco has now secured more than 39% of DIS’ capital ahead of the formal launch of the voluntary public offer announced on January 9, 2006. The agreement with the Paulmann family is still subject to regulatory approval.

Chairman and Chief Executive Officer of Adecco Klaus J. Jacobs said: ‘We are well on track with the acquisition of DIS AG having now secured over 39% of the capital prior to the launch of the public tender offer beginning February. I am encouraged to see that DIS AG shareholders react positively to our offer which clearly supports our view about the attractiveness of the tender.’

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects over 700,000 associates with business clients each day through its network of over 33,000 employees and over 6,600 offices in over 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the “company”) as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the company’s forward-looking statements include, among other things: global GDP trends and the demand for temporary work; changes in regulation of temporary work; intense competition in the markets in which the company competes; the succesfull completion of the tender offer for DIS AG shares; changes in the company’s ability to attract and retain qualified temporary personnel; the resolution of US state unemployment tax reviews; the resolution of a French anti-trust investigation; the resolution of the US class action litigation; and any adverse developments in existing commercial relationships, disputes or legal proceedings.

The forward-looking statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the company’s most recent Annual Report on Form 20-F and other reports filed with or submitted to the United States Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

This is not an offer to acquire or sell any securities.

Press Release

Contacts:

Adecco Corporate Investor Relations

Investor.relations@adecco.com or +41 (0) 44 878 8925

Adecco Corporate Press Office

Press.office@adecco.com or +41 (0) 44 878 8832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 26 January 2006	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 26 January 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary